UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Deed of Amendment

On November 13, 2025, we amended our Articles of Amendment by a Deed of Amendment. Among the primary changes to our Articles of Amendment were to:

●	decrease the nominal value of our nominal value of our ordinary shares and preferred shares from €0.40 to €0.01;

●	increase our authorized share capital to €125,000 divided into (i) 11,250,000 ordinary shares and 1,250,000 preferred shares (which will be increased into an authorized share capital of €500,000 divided into (i) 45,000,000 ordinary shares and (ii) 5,000,000 preferred shares if the number of outstanding ordinary shares exceeds 10,000,000); and

●	eliminate the ability to issue fractional shares.

The above description is qualified in its entirety by reference to the complete text of the English language translation of the Deed of Amendment attached as Exhibit 4.1 to this report, to our Articles of Association, as amended.

Exhibit Index

Exhibit No.	Description

4.1	Unofficial English translation of Deed of Amendment, dated November 13, 2025

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-269091) and into the base prospectus and any prospectus supplement outstanding under the foregoing registration statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 26, 2025	By:	/s/ William J. Caragol
Chief Financial Officer

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